Exhibit 2

Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com 2019 FIRST QUARTER RESULTS

OPERATING AND FINANCIAL HIGHLIGHTS

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Consolidated cement volume	1,626	1,694	(4%)	1,626	1,694	(4%)
Consolidated domestic gray cement volume	1,453	1,462	(1%)	1,453	1,462	(1%)
Consolidated ready-mix volume	642	670	(4%)	642	670	(4%)
Consolidated aggregates volume	1,489	1,677	(11%)	1,489	1,677	(11%)
Net sales	258	292	(12%)	258	292	(12%)
Gross profit	104	125	(17%)	104	125	(17%)
as % of net sales	40.1%	42.7%	(2.6pp)	40.1%	42.7%	(2.6pp)
Operating earnings before other expenses, net	34	47	(28%)	34	47	(28%)
as % of net sales	13.2%	16.1%	(2.9pp)	13.2%	16.1%	(2.9pp)
Controlling interest net income (loss)	16	30	(48%)	16	30	(48%)
Operating EBITDA	55	68	(19%)	55	68	(19%)
as % of net sales	21.2%	23.2%	(2.0pp)	21.2%	23.2%	(2.0pp)
Free cash flow after maintenance capital expenditures	17	-28	N/A	17	-28	N/A
Free cash flow	17	-28	N/A	17	-28	N/A
Net debt	797	926	(14%)	797	926	(14%)
Total debt	835	958	(13%)	835	958	(13%)
Earnings of continuing operations per share	0.03	0.06	(49%)	0.03	0.06	(49%)
Shares outstanding at end of period	557	557	0%	557	557	0%
Employees	4,167	4,654	(10%)	4,167	4,654	(10%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the first quarter of 2019 declined by 12% compared to those of the first quarter of 2018. The decline in net sales was mainly due to lower consolidated volumes and lower consolidated prices, in U.S. dollar terms.

Cost of sales as a percentage of net sales during the quarter increased by 2.6pp from 57.3% to 59.9%, on a year-over-year basis.

Operating expenses as a percentage of net sales during the first quarter increased by 0.3pp from 26.6% to 27.0%, compared to those of 2018.

Operating EBITDA during the first quarter of 2019 declined by 19% compared to that of the first quarter of 2018. This decline is mainly due to lower volumes, increased energy and distribution costs, as well as the U.S. dollar appreciation.

Operating EBITDA margin during the first quarter of 2019 declined by 2.0pp, compared to that of the first quarter of 2018.

Controlling interest net income during the first quarter of 2019 reached US$16 million, compared to US$30 million during the same period of 2018.

Total debt at the end of the quarter declined to US$835 million, 13% lower than that of 2018.

2019 First Quarter Results Page 2

OPERATING RESULTS

Colombia

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Net sales	128	136	(6%)	128	136	(6%)
Operating EBITDA	22	25	(13%)	22	25	(13%)
Operating EBITDA margin	17.1%	18.5%	(1.4pp)	17.1%	18.5%	(1.4pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	8%	8%	8%	8%	(4%)	(4%)
Price (USD)	(8%)	(8%)	(10%)	(10%)	(3%)	(3%)
Price (local currency)	2%	2%	(1%)	(1%)	8%	8%

Year-over-year percentage variation.

In Colombia during the first quarter, both our domestic gray cement and ready-mix volumes increased by 8%, while our aggregates volumes declined by 4%, compared to those of the first quarter of 2018.

The positive trend in Colombian national cement demand observed since August of last year, continued during the first quarter of 2019. We estimate that national cement demand during the quarter increased by 3%, or by 2% adjusting for an additional working day.

We are pleased with our cement volume and price performance during the quarter. Our volumes on a year-over-year basis increased by 8%, or by 7% adjusting for one additional working day, while our cement prices in local-currency terms increased by 2% and 3% on a year-over-year and sequential basis, respectively.

Panama

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Net sales	50	61	(18%)	50	61	(18%)
Operating EBITDA	14	21	(33%)	14	21	(33%)
Operating EBITDA margin	27.7%	33.6%	(5.9pp)	27.7%	33.6%	(5.9pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(14%)	(14%)	(29%)	(29%)	(31%)	(31%)
Price (USD)	(5%)	(5%)	(2%)	(2%)	(4%)	(4%)
Price (local currency)	(5%)	(5%)	(2%)	(2%)	(4%)	(4%)

Year-over-year percentage variation.

In Panama, during the first quarter our domestic gray cement, ready-mix and aggregates volumes declined by 14%, 29%, and 31%, respectively, compared to those of the first quarter of 2018.

We estimate that industry demand declined by 12%, or by 13% adjusting for one additional working day. Lower cement demand was due to high levels of inventory in apartments and offices, as well as to project delays in the infrastructure sector. We are optimistic in the infrastructure sector going forward, as relevant projects should begin soon.

Our cement volumes during the first quarter declined by 14%, or by 15% adjusting for one additional working day, compared with those of the same period of 2018.

2019 First Quarter Results Page 3

OPERATING RESULTS

CEMEX LatAm Holdings

Costa Rica

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Net sales	28	36	(22%)	28	36	(22%)
Operating EBITDA	10	10	3%	10	10	3%
Operating EBITDA margin	35.6%	26.8%	8.8pp	35.6%	26.8%	8.8pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(20%)	(20%)	(8%)	(8%)	20%	20%
Price (USD)	(4%)	(4%)	2%	2%	(9%)	(9%)
Price (local currency)	2%	2%	9%	9%	(3%)	(3%)

Year-over-year percentage variation.

In Costa Rica, during the first quarter our domestic gray cement and ready-mix volumes declined by 20% and 8%, respectively, while our aggregates volumes increased by 20%, compared to those of the first quarter of 2018.

We estimate that national cement consumption during the quarter declined by 9%, or by 12% adjusting for two additional working days. Uncertainty around the fiscal reform and increasing government financing needs affected consumer and business confidence, particularly impacting volumes to the industrial-and-commercial and residential sectors.

Regarding pricing, our cement and ready-mix prices in local-currency terms improved by 2% and 9%, respectively, on a year-over-year basis. The improvement in ready-mix prices reflects a favorable project-mix, as well as the positive impact of incremental services and surcharges.

Rest of CLH

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Net sales	57	63	(10%)	57	63	(10%)
Operating EBITDA	17	22	(22%)	17	22	(22%)
Operating EBITDA margin	30.2%	35.1%	(4.9pp)	30.2%	35.1%	(4.9pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(5%)	(5%)	(39%)	(39%)	(62%)	(62%)
Price (USD)	(3%)	(3%)	(0%)	(0%)	0%	0%
Price (local currency)	1%	1%	4%	4%	5%	5%

Year-over-year percentage variation.

In the Rest of CLH, region which includes our operations in Nicaragua, Guatemala and El Salvador, during the first quarter our domestic gray cement, ready-mix and aggregates volumes declined by 5%, 39% and 62%, respectively, compared to those of the first quarter of 2018.

In Nicaragua, the socio-political crisis remains unresolved one year after its initiation and continues to take a toll in economic activity and cement demand. Our cement volumes during the quarter declined by 19% year-over-year and by 4% sequentially.

With regards to Guatemala, we estimate that national-cement demand increased in the mid- to high- single digits during the quarter, supported by improved construction activity related to the general elections which will take place in June, as well as higher volumes to the residential sector. Our cement volumes during the quarter increased by 4%.

2019 First Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	34	47	(28%)	34	47	(28%)
+ Depreciation and operating amortization	21	21		21	21	
Operating EBITDA	55	68	(19%)	55	68	(19%)
- Net financial expense	14	15		14	15	
- Capital expenditures for maintenance	5	7		5	7	
- Change in working Capital	6	34		6	34	
- Taxes paid	13	12		13	12	
- Other cash items (Net)	(1)	26		(1)	26	
- Free cash flow discontinued operations	0	2		0	2	
Free cash flow after maintenance capital exp	17	(28)	n/a	17	(28)	n/a
- Strategic Capital expenditures	0	1		0	1	
Free cash flow	17	(28)	n/a	17	(28)	n/a

In millions of US dollars, except percentages.

Information on Debt

	First Quarter			Fourth Quarter
	2019	2018	% var	2018
Total debt [1, 2]	835	958		864
Short term	1%	36%		1%
Long term	99%	64%		99%
Cash and cash equivalents	38	32	17%	37
Net debt	797	926	(14%)	827
Net debt / EBITDA	3.4x	3.2x		3.3x

	First Quarter	
	2019	2018
Currency denomination		
U.S. dollar	99%	98%
Colombian peso	1%	2%
Interest rate		
Fixed	59%	64%
Variable	41%	36%

In millions of US dollars, except percentages.
[1] Includes leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Represents the consolidated balances of CLH and subsidiaries.

2019 First Quarter Results Page 5

OPERATING RESULTS

CEMEX LatAm Holdings

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - March			First Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	258,224	291,885	(12%)	258,224	291,885	(12%)
Cost of sales	(154,663)	(167,253)	8%	(154,663)	(167,253)	8%
Gross profit	**103,561**	**124,632**	**(17%)**	**103,561**	**124,632**	**(17%)**
Operating expenses	(69,597)	(77,665)	10%	(69,597)	(77,665)	10%
Operating earnings before other expenses, net	**33,964**	**46,967**	**(28%)**	**33,964**	**46,967**	**(28%)**
Other expenses, net	63	(1,372)	n/a	63	(1,372)	n/a
Operating earnings	**34,027**	**45,595**	**(25%)**	**34,027**	**45,595**	**(25%)**
Financial expenses	(13,856)	(15,160)	9%	(13,856)	(15,160)	9%
Other income (expenses), net	2,772	18,621	(85%)	2,772	18,621	(85%)
Net income before income taxes	**22,943**	**49,056**	**(53%)**	**22,943**	**49,056**	**(53%)**
Income tax	(7,303)	(18,187)	60%	(7,303)	(18,187)	60%
Profit of continuing operations	15,640	30,869	(49%)	15,640	30,869	(49%)
Discontinued operations	0	(858)	100%	0	(858)	0%
Consolidated net income	**15,640**	**30,011**	**(48%)**	**15,640**	**30,011**	**(48%)**
Non-controlling Interest Net Income	(39)	(68)	43%	(39)	(68)	43%
Controlling Interest Net Income	**15,601**	**29,943**	**(48%)**	**15,601**	**29,943**	**(48%)**
Operating EBITDA	**54,638**	**67,671**	**(19%)**	**54,638**	**67,671**	**(19%)**
Earnings of continued operations per share	**0.03**	**0.06**	**(49%)**	**0.03**	**0.06**	**(49%)**
Earnings of discontinued operations per share	**0.00**	**(0.00)**	**100%**	**0.00**	**(0.00)**	**100%**

	as of March 31		
BALANCE SHEET	2019	2018	% var
Total Assets	**3,063,137**	**3,381,196**	**(9%)**
Cash and Temporary Investments	38,050	30,571	24%
Trade Accounts Receivables	86,219	138,486	(38%)
Other Receivables	48,287	59,514	(19%)
Inventories	84,361	80,415	5%
Assets held for sale	0	66,304	(100%)
Other Current Assets	36,048	35,888	0%
Current Assets	292,965	411,178	(29%)
Fixed Assets	1,183,429	1,301,239	(9%)
Other Assets	1,586,743	1,668,779	(5%)
Total Liabilities	**1,518,648**	**1,790,549**	**(15%)**
Liabilities available for sale	0	24,376	(100%)
Other Current Liabilities	286,453	658,849	(57%)
Current Liabilities	286,453	683,225	(58%)
Long-Term Liabilities	1,214,257	1,092,984	11%
Other Liabilities	17,938	14,340	25%
Consolidated Stockholders' Equity	**1,544,489**	**1,590,647**	**(3%)**
Non-controlling Interest	5,268	6,439	(18%)
Stockholders' Equity Attributable to Controlling Interest	1,539,221	1,584,208	(3%)

2019 First Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

INCOME STATEMENT	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Net sales	809,985	825,116	(2%)	809,985	825,116	(2%)
Cost of sales	(485,141)	(472,801)	(3%)	(485,141)	(472,801)	(3%)
Gross profit	**324,844**	**352,315**	**(8%)**	**324,844**	**352,315**	**(8%)**
Operating expenses	(218,308)	(219,545)	1%	(218,308)	(219,545)	1%
Operating earnings before other expenses, net	**106,536**	**132,770**	**(20%)**	**106,536**	**132,770**	**(20%)**
Other expenses, net	199	(3,880)	n/a	199	(3,880)	n/a
Operating earnings	**106,735**	**128,890**	**(17%)**	**106,735**	**128,890**	**(17%)**
Financial expenses	(43,467)	(42,855)	(1%)	(43,462)	(42,855)	(1%)
Other income (expenses), net	8,696	52,639	(83%)	8,696	52,639	(83%)
Net income before income taxes	**71,965**	**138,674**	**(48%)**	**71,965**	**138,674**	**(48%)**
Income tax	(22,906)	(51,412)	55%	(22,906)	(51,412)	55%
Profit of continuing operations	49,059	87,262	(44%)	49,060	87,262	(44%)
Discontinued operations	0	(2,426)	100%	0	(2,426)	100%
Consolidated net income	**49,059**	**84,836**	**(42%)**	**49,060**	**84,836**	**(42%)**
Non-controlling Interest Net Income	(121)	(193)	37%	(121)	(193)	37%
Controlling Interest Net Income	**48,938**	**84,643**	**(42%)**	**48,936**	**84,643**	**(42%)**
Operating EBITDA	**171,387**	**191,295**	**(10%)**	**171,387**	**191,295**	**(10%)**
Earnings of continued operations per share	**88**	**157**	**(44%)**	**88**	**157**	**(44%)**
Earnings of discontinued operations per share	**0**	**(4)**	**(100%)**	**0**	**(4)**	**100%**

BALANCE SHEET	as of March 31		
	2019	2018	% var
Total Assets	**9,724,815**	**9,401,313**	**3%**
Cash and Temporary Investments	120,802	85,003	42%
Trade Accounts Receivables	273,727	385,055	(29%)
Other Receivables	153,301	165,477	(7%)
Inventories	267,829	223,591	20%
Assets held for sale	0	184,356	(100%)
Other Current Assets	114,444	99,787	15%
Current Assets	930,103	1,143,269	(19%)
Fixed Assets	3,757,138	3,618,055	4%
Other Assets	5,037,574	4,639,989	9%
Total Liabilities	**4,821,386**	**4,978,568**	**(3%)**
Liabilities available for sale	0	67,777	(100%)
Other Current Liabilities	909,426	1,831,911	(50%)
Current Liabilities	909,426	1,899,688	(52%)
Long-Term Liabilities	3,855,012	3,039,008	27%
Other Liabilities	56,948	39,872	43%
Consolidated Stockholders' Equity	**4,903,429**	**4,422,745**	**11%**
Non-controlling Interest	16,724	17,904	(7%)
Stockholders' Equity Attributable to Controlling Interest	4,886,705	4,404,841	11%

2019 First Quarter Results

Page 7

OPERATING RESULTS

CEMEX LatAm Holdings

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
NET SALES						
Colombia	128,066	136,143	(6%)	128,066	136,143	(6%)
Panama	50,024	61,296	(18%)	50,024	61,296	(18%)
Costa Rica	27,757	35,699	(22%)	27,757	35,699	(22%)
Rest of CLH	56,571	62,863	(10%)	56,571	62,863	(10%)
Others and intercompany eliminations	(4,194)	(4,116)	(2%)	(4,194)	(4,116)	(2%)
TOTAL	**258,224**	**291,885**	**(12%)**	**258,224**	**291,885**	**(12%)**
GROSS PROFIT						
Colombia	48,485	52,184	(7%)	48,485	52,184	(7%)
Panama	17,809	25,329	(30%)	17,809	25,329	(30%)
Costa Rica	14,171	14,143	0%	14,171	14,143	0%
Rest of CLH	22,941	27,825	(18%)	22,941	27,825	(18%)
Others and intercompany eliminations	155	5,151	(97%)	155	5,151	(97%)
TOTAL	**103,561**	**124,632**	**(17%)**	**103,561**	**124,632**	**(17%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	14,889	17,991	(17%)	14,889	17,991	(17%)
Panama	9,167	16,599	(45%)	9,167	16,599	(45%)
Costa Rica	8,666	8,325	4%	8,666	8,325	4%
Rest of CLH	15,265	20,042	(24%)	15,265	20,042	(24%)
Others and intercompany eliminations	(14,023)	(15,990)	12%	(14,023)	(15,990)	12%
TOTAL	**33,964**	**46,967**	**(28%)**	**33,964**	**46,967**	**(28%)**
OPERATING EBITDA						
Colombia	21,885	25,244	(13%)	21,885	25,244	(13%)
Panama	13,842	20,620	(33%)	13,842	20,620	(33%)
Costa Rica	9,880	9,563	3%	9,880	9,563	3%
Rest of CLH	17,110	22,060	(22%)	17,110	22,060	(22%)
Others and intercompany eliminations	(8,079)	(9,816)	18%	(8,079)	(9,816)	18%
TOTAL	**54,638**	**67,671**	**(19%)**	**54,638**	**67,671**	**(19%)**
OPERATING EBITDA MARGIN						
Colombia	17.1%	18.5%		17.1%	18.5%	
Panama	27.7%	33.6%		27.7%	33.6%	
Costa Rica	35.6%	26.8%		35.6%	26.8%	
Rest of CLH	30.2%	35.1%		30.2%	35.1%	
TOTAL	**21.2%**	**23.2%**		**21.2%**	**23.2%**	

2019 First Quarter Results Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Total cement volume [1]	1,626	1,694	(4%)	1,626	1,694	(4%)
Total domestic gray cement volume	1,453	1,462	(1%)	1,453	1,462	(1%)
Total ready-mix volume	642	670	(4%)	642	670	(4%)
Total aggregates volume	1,489	1,677	(11%)	1,489	1,677	(11%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - March 2019 vs. 2018	First Quarter 2019 vs. 2018	First Quarter 2019 vs. Fourth Quarter 2018
DOMESTIC GRAY CEMENT			
Colombia	8%	8%	(3%)
Panama	(14%)	(14%)	(0%)
Costa Rica	(20%)	(20%)	1%
Rest of CLH	(5%)	(5%)	(4%)
READY-MIX			
Colombia	8%	8%	5%
Panama	(29%)	(29%)	(11%)
Costa Rica	(8%)	(8%)	(12%)
Rest of CLH	(39%)	(39%)	(42%)
AGGREGATES			
Colombia	(4%)	(4%)	3%
Panama	(31%)	(31%)	(5%)
Costa Rica	20%	20%	3%
Rest of CLH	(62%)	(62%)	(1%)

2019 First Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - March 2019 vs. 2018	First Quarter 2019 vs. 2018	First Quarter 2019 vs. Fourth Quarter 2018
DOMESTIC GRAY CEMENT			
Colombia	(8%)	(8%)	6%
Panama	(5%)	(5%)	(3%)
Costa Rica	(4%)	(4%)	(0%)
Rest of CLH	(3%)	(3%)	1%
READY-MIX			
Colombia	(10%)	(10%)	4%
Panama	(2%)	(2%)	(2%)
Costa Rica	2%	2%	(2%)
Rest of CLH	(0%)	(0%)	5%
AGGREGATES			
Colombia	(3%)	(3%)	4%
Panama	(4%)	(4%)	(8%)
Costa Rica	(9%)	(9%)	(4%)
Rest of CLH	0%	0%	3%

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - March 2019 vs. 2018	First Quarter 2019 vs. 2018	First Quarter 2019 vs. Fourth Quarter 2018
DOMESTIC GRAY CEMENT			
Colombia	2%	2%	3%
Panama	(5%)	(5%)	(3%)
Costa Rica	2%	2%	(0%)
Rest of CLH	1%	1%	1%
READY-MIX			
Colombia	(1%)	(1%)	1%
Panama	(2%)	(2%)	(2%)
Costa Rica	9%	9%	(2%)
Rest of CLH	4%	4%	5%
AGGREGATES			
Colombia	8%	8%	1%
Panama	(4%)	(4%)	(8%)
Costa Rica	(3%)	(3%)	(3%)
Rest of CLH	5%	5%	4%

For Rest of CLH, volume-weighted average prices.

2019 First Quarter Results Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

IFRS 16, Leases ("IFRS 16")

Beginning January 1, 2019, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Latam adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2018 as follows:

(Millions of dollars)	January 1st, 2018
Assets for the Right-of-use	$ 15.7
Deferred tax assets	$ 2.8
Lease financial liabilities	$ (23.0)
Deferred tax liabilities	$ (0.7)
Retained earnings[1]	**$ (5.2)**

[1] The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset against the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX Latam modified the previously reported income statement for the three-month period ended March 31, 2018 to give effect to the retrospective adoption of IFRS 16, as follows:

Selected information Income Statement	Original Reported		Modified	
(Millions of dollars)	Jan-Mar	1Q	Jan-Mar	1Q
Revenues	291.9	291.9	291.9	291.9
Cost of sales	(167.7)	(167.7)	(167.2)	(167.2)
Operating expenses	(77.8)	(77.8)	(77.7)	(77.7)
Other expenses, net	(1.4)	(1.4)	(1.4)	(1.4)
Financial (expense) income and others	4.0	4.0	3.5	3.5
Earnings before income tax	49.1	49.1	49.1	49.1
Income tax	(18.2)	(18.2)	(18.2)	(18.2)
Earnings from continuing operations	**30.9**	**30.9**	**30.9**	**30.9**

As of March 31, 2019, and December 31, 2018, assets for the right-of-use amounted to $17.4 million and $14.9 million, respectively. In addition, financial liabilities related to lease contracts amounted to $24.3 million as of March 31, 2019 and $22.3 million as of December 31, 2018 and were included within "Debt and other financial liabilities".

2019 First Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Discontinued operations and assets held for sale

On September 27, 2018, after receiving the corresponding authorizations by local authorities, CEMEX Latam concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments. CEMEX Latam's operations in Brazil for the three-month period ended March 31, 2018 were reclassified and reported net of tax in the single line item "Discontinued Operations".

The following table presents condensed combined information of the income statements of CEMEX Latam discontinued operations in its operating segment in Brazil for the three-month period ended March 31, 2018:

INCOME STATEMENT	Jan - Mar		First Quarter	
(Millions of dollars)	2019	2018	2019	2018
Sales	-	9.2	-	9.2
Cost of sales and operating	-	(10.2)	-	(10.2)
Other expenses, net	-	(0.1)	-	(0.1)
Interest expense, net and others	-	0.0	-	0.0
Income (loss) before income tax	-	(1.0)	-	(1.0)
Income tax	-	0.1	-	0.1
Loss of discontinued operations	-	(0.9)	-	(0.9)
Result in sale, withholding and Fx reclassification	-	-	-	-
Net loss of discontinued operations	**-**	**(0.9)**	**-**	**(0.9)**

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

Exchange rates

	January - March		January - March		First Quarter	
	2019 EoP	2018 EoP	2019 average	2018 average	2019 average	2018 average
Colombian peso	3,174.79	2,780.47	3,136.75	2,826.85	3,136.75	2,826.85
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	602.36	569.31	609.08	571.47	609.08	571.47
Euro	0.8130	1.09	0.81	1.09	0.81	1.09

Amounts provided in units of local currency per US dollar.

2019 First Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2019 First Quarter Results Page 13